July 17, 2012

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 14,2012

CIK No. 0001549966

Via E-MAIL

Dear Ms. Long,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated June 8, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to the confidential draft registration statement on Form S-l (the “Registration Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Confidential Draft #2 of the Registration Statement.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: At this time, the Company has neither sought nor spoken with qualified or institutional investors about their interest in investing in the Company through this initial public offering. Accordingly, the Company has not provided any written materials to qualified institutional buyers or institutional accredited investors, nor has the Company, or any broker or dealer that will be participating in this offering published or distributed research reports related to this offering. Should the Company or any broker or dealer, participating in this offering, (i)

SILVERCREST ASSET MANAGEMENT GROUP INC.

1330 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 • (212) 649-0600

WWW.SILVERCRESTGROUP.COM

provide any written materials to potential qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”) or (ii) publish or distribute research reports in reliance upon Section 2(a)(3) of the Securities Act, the Company will supplementally provide the Staff with any such materials when it begins to distribute those materials.

2. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corp fin/cfannouncements/cfsecureemailinstructions.pdf

Response: The Company will submit an amended draft Registration Statement and any associated correspondence in text searchable PDF files using the secure e-mail system described on the Securities and Exchange Commission (“SEC”) website.

3. Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual—Volume I at http://www.sec.gov/info/edgar/edgarfm-voll-vl2.pdf, you must:

•	Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

•

Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

•

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division’s Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

•	Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

Response: The Company was assigned 0001549966 as its CIK number on May 14, 2012 before the Company submitted Confidential Draft #1 of its Registration Statement and has its access codes available for filing. The Company will use the assigned CIK number in its correspondence with the Staff about its submission. At this time, there are no changes to the Company’s contact information and business and mailing addresses. If any such changes occur, the Company will make any necessary changes in EDGAR prior to making its initial filing.

4. When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

•

Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., “Confidential Draft # 1”). Do not attach submissions marked to show changes from earlier submissions.

•	Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate “CORRESP” submission on EDGAR.

Response: The Company acknowledges that it will follow the submission process in accordance with Section 106(a) of the JOBS Act, as noted above by the Staff.

5. As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Response: The Company acknowledges that it will follow the submission process in accordance with the Staff’s December 1, 2011 policy and will properly mark any information for which the Company intends to request confidential treatment.

6. Please provide a price range as soon as possible. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: At this time, the Company does not have a price range established. The Company will give the Staff adequate time to review the amendment to the Registration Statement that will contain the estimated price range before it requests acceleration of the Registration Statement’s effectiveness. The Company confirms that it will include an estimated price range in the form of preliminary prospectus that it distributes to prospective purchasers.

7. Please be advised that you may not circulate a preliminary prospectus until you have filed it as part of your registration statement on EDGAR. In addition, any preliminary prospectus that you circulate must include all information required by U.S. federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. We may have additional comments after you file all exhibits, including the legality opinion, and fill in the blanks currently in the draft submission.

Response: The Company confirms that it will not circulate a preliminary prospectus until it has filed it as part of its Registration Statement on EDGAR. The Company confirms that the preliminary prospectus will include all information required by U.S. federal securities laws, except information that may be excluded in reliance upon Rule 430A of Regulation C.

8. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

Response: The Company acknowledges that prior to the effectiveness of its Registration Statement, it will arrange to have FINRA call or provide the Staff with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

9. Please provide the selling stockholders information under a separate caption pursuant to the requirements of Item 7 of Form S-1 and Item 507 of Regulation S-K.

Response: The Company no longer intends to permit any of its stockholders to participate in this public offering, including with respect to any shares sold upon exercise of the overallotment option. As a result, no selling stockholder information is required pursuant to Item 7 of Form S-1 or Item 507 of Regulation S-K. The Company has revised the Registration Statement, as appropriate, to remove all references to selling stockholders.

10. Supplementally, please provide us with your comprehensive analysis, which should include citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940. We note your disclosure on page 29 under the heading “If we were deemed an investment company under the Investment Company Act...”

Response: The Company respectfully advises the Staff that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), because the Company is engaged primarily in the business of providing financial advisory and related family office services to high net worth individuals and institutional investors, and is not in the business of investing, reinvesting or trading in securities and does not otherwise fall within the definition of “investment company” under the Investment Company Act.

Section 3(a)(1) of the Investment Company Act defines “investment company” as any issuer which:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

“Investment security” is defined in Section 3(a)(2) of the Investment Company Act to include “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of “investment company” in paragraph (1) or (7) of subsection (c).”

The Company does not fall under the definition of “investment company” set forth in Section 3(a)(1)(A) or (B) of the Investment Company Act because it is and holds itself out as being engaged primarily in the business of providing financial advisory and related family office services to high net worth individuals and institutional investors, and does not hold itself out as engaging or propose to engage primarily in any other business. Further, the Company has not, does not and does not propose to engage in the business of issuing face-amount certificates of the installment type.

Following the reorganization described in the Registration Statement, the Company will conduct its business through Silvercrest L.P. and Silvercrest L.P.’s five wholly-owned subsidiaries (the “Operating Subsidiaries”). Upon the consummation of this offering, the Company’s only asset, other than cash, will be its general partnership interest in Silvercrest L.P. In its role as the sole general partner, the Company has sole management control over Silvercrest L.P. The courts and the Staff have concluded that neither general partner interests nor managing member interests are securities (and therefore are not investment securities) where the holder of such an interest has operational control over the issuer of the interest.1 Accordingly, as the Company’s sole material non-cash asset is not an investment security and as the Company does not own or propose to acquire investment securities, having a value exceeding 40 percent of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “40% Limit”), the Company does not meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act.

Furthermore, Silvercrest L.P. does not fall within the definition of “investment company” under the Investment Company Act because it, too, is primarily engaged in a non-investment company-related business and does not hold investment securities in excess of the 40% Limit.

Silvercrest L.P., through its management and control of the Operating Subsidiaries, is engaged primarily in the business of providing financial advisory and related family office services to high net worth individuals and institutional investors, and does not propose to engage primarily in any other business. Like the Company, Silvercrest L.P. has not, does not and does not propose to engage in the business of issuing face-amount certificates of the installment type.

[1]

With respect to general partner interests, see Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Scudder, Stevens & Clark, 2 SEC No-Action Letters (Mar. 12, 1980 & May 8, 1980); see also Oppenheimer Capital, L.P., SEC No-Action Letter (Jul. 29, 1987). With respect to managing member interests of limited liability companies, see Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332 (S.D.N.Y. 1999); Great Lakes Chem. Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000) (passim); Robinson v. Glynn, 349 F.3d 166, 170-71 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153, 165 (S.D.N.Y. 2001).

As of the closing of this offering, Silvercrest L.P.’s only material non-cash assets will be its interests in the Operating Subsidiaries. Silvercrest L.P. will own all of the securities issued by each Operating Subsidiary and will be the sole managing member of those Operating Subsidiaries that are organized as limited liability companies (the remaining Operating Company being a corporation that is wholly owned by Silvercrest L.P.). Under Section 3(a)(2)(C) of the Investment Company Act, securities issued by majority-owned subsidiaries of an owner are, by definition, not investment securities, so long as the subsidiaries are not investment companies and do not rely on the exemption from the definition of “investment company” provided under Section 3(c)(1) or (3)(c)(7) of the Investment Company Act. As discussed below, four of the five Operating Subsidiaries are clearly not investment companies and do not rely on exemptions under Section 3(c)(1) or (3)(c)(7) of the Investment Company Act. Whether or not the fifth Operating Company could be deemed an investment company within the meaning of the Investment Company Act is moot because that Operating Company represents less than three percent (3%) of the total assets of Silvercrest L.P. (exclusive of Government securities and cash items). None of the Operating Subsidiaries is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. In addition, no Operating Subsidiary has, does, or proposes to engage in the business of issuing face-amount certificates of the installment type. Each of the Operating Subsidiaries is engaged principally and directly in the business of providing financial advisory and/or related family office services to high net worth individuals and institutional investors, and does not propose to engage primarily in any other business.

The Operating Subsidiary representing the substantial majority of the assets of Silvercrest L.P. (and well in excess of sixty percent (60%) of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis) is Silvercrest Asset Management Group LLC. Silvercrest Asset Management Group LLC is in the business of providing investment advisory and family office services to high net worth individuals and institutional investors. Its only material assets are the advisory contracts pursuant to which it provides services to its clients and the payments it receives under those contracts.

Another of the Operating Subsidiaries owned by Silvercrest L.P., Silvercrest Investors II LLC, serves as general partner to private investment funds and, in such capacity, exercises management control. The only material assets of Silvercrest Investors II LLC are such general partnership interests. As noted above, a general partnership interest is not considered an investment security where the holder of the interest has operational control over the issuer of the interest. The third Operating Subsidiary, Silvercrest Financial Services Inc., is engaged primarily in the business of providing wealth management services to high net worth individuals. Its only material assets are the contractual arrangements pursuant to which it provides services to its clients and the payments made under those contractual arrangements. The fourth Operating Subsidiary, MW Commodity Advisors, LLC, is no longer engaged in business and has no material assets. Thus, none of these four wholly-owned subsidiaries, which constitute all of the material non-cash assets of Silvercrest L.P., is an investment company.

The fifth Operating Subsidiary, Silvercrest Investors LLC, serves as general partner to private investment funds and, in such capacity, exercises management control. Silvercrest Investors LLC also holds special member interests in certain private investment funds managed by Silvercrest Asset Management Group LLC in order to receive performance allocations generated with respect to such funds. The Company understands that these special member interests could be considered investment securities. Given that the value of the special member interests accounts for a majority of the total assets of Silvercrest Investors LLC, this Operating Subsidiary could potentially be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act.2 Nonetheless, as stated above, Silvercrest Investors LLC represents less than three percent (3%) of the total assets of Silvercrest L.P. (exclusive of Government securities and cash items) and, therefore, Silvercrest L.P. does not hold investment securities in excess of the 40% Limit.

For the reasons described above, the Company does not fall within the definition of “investment company” under the Investment Company Act and, therefore, is not required to register as an investment company thereunder.

Front Cover Page of the Registration Statement

11. It appears that the information regarding the company’s reporting status is missing from the registration cover page. Please include the appropriate boxes and indicate by a checkmark the company’s current reporting status.

Response: The Company has revised the cover page in response to the Staff’s comment to include the appropriate reporting boxes and has noted the Company’s reporting status as a non-accelerated filer.

Prospectus Cover Page

12. Please tell us how you intend to fulfill your obligations under Section 5 of the Securities Act of 1933 with respect to the issuance of the Class B common stock in connection with the reorganization discussed on page 36 of the prospectus. Please tell us under what exemption from registration these shares will be issued. We may have additional comments following the review of your response.

Response: The Company intends to rely on Section 4(2) of the Securities Act as the exemption from registration under Section 5 of the Securities Act. Section 4(2) of the Securities Act provides an exemption from Section 5 for certain transactions, including the exemption under Section 4(2) of the Securities Act for “transactions by an issuer not involving a public offering.”

[2]

The Company notes that even if Silvercrest Investors LLC could potentially be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act, it would be exempt from such definition pursuant to Rule 3a-3 under the Investment Company Act because all of the outstanding securities of Silvercrest Investors LLC are owned by Silvercrest L.P., which satisfies the conditions of Rule 3a-l(a) under the Investment Company Act and which is not an investment company as defined in Section 3(a) of the Investment Company Act. Silvercrest L.P. satisfies the conditions of Rule 3a-l(a) under the Investment Company Act because no more than 45% of the value of its total assets (exclusive of Government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the last four quarters combined) is derived from, securities other than securities issued by majority-owned subsidiaries. Silvercrest Asset Management Group LLC alone, which (as described above) is a wholly-owned subsidiary of Silvercrest L.P., represents well in excess of 55% of the value of the total assets (exclusive of Government securities and cash items) of Silvercrest L.P. and well over 55% of the net income after taxes (for the last four quarters combined) of Silvercrest L.P., all as calculated in accordance with Rule 3a-l under the Investment Company Act.

All of the purchasers of the shares of Class B common stock (i) are current limited partners of Silvercrest L.P., (ii) are accredited investors as defined in Rule 215 of the Securities Act and (iii) will purchase the shares of Class B common stock for a purchase price per share equal to par value. For these reasons and the reasons cited below, the Company believes that the issuance of the Class B common stock to the Company’s employee partners constitutes a valid private placement pursuant to Section 4(2) of the Securities Act that is not vitiated by the filing of the Registration Statement.

Securities Act Release No. 8828 provided that it is the Staff’s view that “the determination as to whether the filing of a registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” The Release also provides that if the prospective private placement investor became interested in the purportedly private offering by means of the previously filed registration statement, the exemption would not be available. On the other hand, as the Release further reports, “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

The concurrent private placement of the shares of Class B common stock to the Company’s employees should not be integrated with the Company’s public offering to be made pursuant to this Registration Statement because these employees were not (i) identified or contacted through the marketing of the public offering or solicited to buy these shares as a result of the filing of the Registration Statement and (ii) did not independently contact the Company as a result of the general solicitation by means of the Company’s Registration Statement. Each of these employees owns limited partnership interests in Silvercrest L.P. and thus have a substantive, pre-existing relationship with the Company. In addition, the Registration Statement contemplates that the shares of Class B common stock will be issued to the employees as a result of their ownership of limited partnership interests in Silvercrest L.P. The employees, as owners of the limited partnership interests in Silvercrest L.P., expect that these shares of Class B common stock will be issued to them to implement the new equity structure of the Company that will be put in place in connection with its initial public offering (described in the Registration Statement). Because of the foregoing reasons and consistent with Securities Act Release No. 8828, the concurrent private placement should be exempt from registration under Section 5 of the Securities Act pursuant to Section 4(2) and not be integrated with the Company’s proposed offering.

Prospectus Summary

13. Please include disclosures regarding the Tax Receivable Agreement, including the material terms, in light of the significant impact this agreement will have on your consolidated financial statements subsequent to the offering.

Response: In response to the Staff’s comment, the Company has included disclosures on pages 8 and 9 of the Registration Statement regarding the Tax Receivable Agreement, including the material terms thereof.

Our Company, page 1

14. We note that throughout the prospectus you make statements that you have complemented your organic growth through, among other things, four accretive acquisitions. In an appropriate section of the prospectus please discuss your basis for such statement, by providing among other things, quantifiable disclosure demonstrating the accretive nature of the four acquisitions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 90, 94, 95 and 96 of the Registration Statement to remove the term “accretive” when describing the Company’s past acquisitions.

15. Please balance the information regarding the significant growth you have experienced since inception, including the compound annual growth in assets under management by briefly discussing the most significant risks facing your business (i.e., significant portion of revenues derived from a limited number of strategies and a significant portion of assets under management derived from a small number of clients).

Response: The Company has revised disclosure on page 5 of the Registration Statement in response to the Staff’s comment by adding an overview of the most significant risks in the “Risks Facing Our Company” section.

16. It is unclear to us the appropriateness of the chart on page 2 comparing the growth rate of the assets you manage with the growth rate of the S&P index as your growth rate results from client performance and the acquisition of new clients regardless of performance. Please advise and revise.

Response: The Company has revised the chart on pages 2 and 90 in response to the Staff’s comment to remove any comparison to the S&P index.

17. We note that you offer customized advisory services and investment programs. It is therefore unclear to us how illustrative and appropriate the various charts you disclose in the prospectus, such as the annualized proprietary equity performance chart on page 3, are in demonstrating your capabilities. Please revise and advise.

Response: The Company believes that the disclosure throughout the Registration Statement which illustrates the investment results of its strategies is appropriate and material to an investor because an investment manager’s performance results are key to the attraction and retention of the Company’s clients. In addition, the majority of the Company’s assets under management are invested in proprietary separately managed fixed income and equity accounts. As noted throughout the Registration Statement, the Company believes that the strong investment results of its proprietary equity strategies have attracted the business of new institutional clients. The ability to demonstrate strong investment returns over time is critical to an investment manager’s ability to grow the assets it manages through existing and new clients. This information is important to a potential investor in the Company as a means to assess the Company’s ability to grow its business and execute its strategies. It also demonstrates the Company’s ability to effectively implement its business model by having analysts focus exclusively on investment strategies. Thus, the Company believes that the information is both relevant and appropriate to a potential investor.

18. Please clarify whether the statement that “client assets have grown on average more than $1 billion per year since our founding” means that these assets have grown in value under your management or whether you have added clients and assets under management by this amount per year.

Response: Since its founding, the Company’s client assets have grown on average more than $1 billion per year due to a combination of market appreciation of assets under management as well as an increase in the amount assets the Company manages for both new and existing clients. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4 and 89 of the Registration Statement.

19. Please provide a clear discussion of the distinctions between growth in revenue, growth in assets under management, and client asset growth.

Response: The Company defines “growth in revenue” as an increase in the amount the Company recognizes in each period and is consistent with amounts billed, regardless of how those fees are collected. “Growth in assets under management,” on the other hand, is an increase in the value of the client assets under the management of the Company, whether by market movement (which would cause “client asset growth”) or net additional client investment. An increase in assets under management will almost certainly result in growth in revenue because one way the Company is compensated by its clients is by payment of a fee equal to a percentage of assets under management. Lastly, client asset growth is one way assets under management can increase, as noted above.

20. Where appropriate, briefly identify the types of services you provide as part of the family office services. In this regard, we note your disclosure in the middle of page 93.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 90.

21. Please provide a clear and distinct discussion of your fee structure. For instance, we note that some of your fees are based on a percentage of assets under management but also the statement here that revenues increase if your clients’ assets grow in value and that your revenues decrease if your clients’ assets decline in value.

Response: The Registration Statement has been revised in response to the Staff’s comment on pages 2, 90 and 93.

Our Market Opportunity, page 1

22. If true, please confirm that all market and industry data (including but not limited to the data provided by Cerulli Associates, the Spectrum Group, and RIA Data Center), represents information that was not commissioned by you for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. Please also provide us with copies of these reports marked to highlight the information you are using to support your disclosures in the filing. We may have additional comments after we review your response.

Response: The Company confirms that all market and industry data (including but not limited to the data provided by Cerulli Associates, the Spectrum Group, and RIA Data Center) represents information that was not commissioned by the Company for use in the Registration Statement. The Company further confirms that it did not fund or otherwise was affiliated with any of the sources that the Company cites in the Registration Statement. As the report of Cerulli Associates is not publicly available and constitutes that of an “expert” under the Securities Act, the Company will obtain and file the necessary consent of this expert as required under Rule 436 of Regulation C and Section 7 of the Securities Act before the initial public offering becomes effective. The Company has also provided supplementally to the Staff, in accordance with Rule 418 of the Securities Act, a marked copy of the various reports it has used to support market and industry data included in the Registration Statement.

Our Structure and Reorganization, page 5

23. Please include a diagram that depicts your current organizational structure. Such presentation will more easily allow readers to understand the impact of changes due to your reorganization transactions and offering.

Response: In response to the Staff’s comment, the Company has included a diagram on page 37 of the Registration Statement that depicts the Company’s current organizational structure.

Risks Factors, page 13

“We may not be able to maintain our current fee structure as a result of poor investment performance, competitive pressures or as a result of changes in our business mix...”, page 14

24. In this risk factor, please clearly disclose that your business practices, including reducing fee rates, may conflict with the interests of public shareholders since these practices may not result in higher revenues and earnings and may not increase the value of the company’s Class A shares. We would expect to see more detailed disclosure somewhere in the prospectus addressing how management intends to supervise the conflicts of interest emanating from the duties owed to Silvercrest clients, as well as its partners, and those duties owed to holders of Class A shares, which, in some respects, appear to be divergent.

Response: The Company has considered the Staff’s comment and respectfully disagrees that a conflict of interest exists between duties owed to Silvercrest clients and the Company’s public stockholders. Generally, it is in the best interests of the public shareholders for the Company to maximize its revenues. The Company’s revenues are a direct function of the amount of assets it manages and the fees charged by the Company for managing those assets. The Company is able to attract new clients and additional assets from existing clients only if it charges a fee rate acceptable to both the client and the Company for managing those assets. If a client or prospective client believes the fee rate charged by the Company for the management of client assets is not competitive with other firms, or is not warranted given the Company’s investment performance, the prospective client could elect not to become a client of the Company and existing clients could elect not to place additional assets under management with the Company, withdraw a portion of their assets from management by the Company or close their accounts with the Company. Such an outcome would not generally be in the interest of the public stockholders. It is a common business practice in the investment management industry, as well as in other industries, for companies to selectively reduce fees in order to attract and retain business. Thus, the Company does not believe a conflict exists between the Company’s duty to its clients and to its stockholders. Therefore, the Company submits that no additional disclosure is needed in the Registration Statement.

Operational risks may disrupt our business..., page 22

25. Given your reliance on the capacity and reliability of the communications, information and technology systems supporting your operations, please tell us what consideration you have given to tailoring your risk factor disclosure to address any cybersecurity threats or attacks and to highlight the potential consequences of the types of attacks that are most concerning to you. In addition, tell us whether you have experienced attacks and, if so, address whether disclosing that fact would provide the proper context for investors considering these risk disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No 2 at http://www.sec.gov/divisions/corpfin/guidance/ cfguidance-topic2.htm for additional information.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 23 of the Registration Statement to include considerations related to the risks associated with threats of cyber attacks and breaches of clients’ securities.

The Reorganization and Our Holding Company Structure, page 36

26. Please include the third-party ownership interests in the current and post- consummation of the reorganization and offering charts.

Response: The Company has included its current organizational chart on page 37 of the Registration Statement, which includes third-party ownership interests. Following the consummation of the initial public offering, the only third-party investors will be the public shareholders.

27. Please tell us whether the limited partners of Silvercrest GP LLC will receive cash or other consideration in addition to your Class A common stock for the Class A units you will acquire concurrently with the offering.

Response: As noted in the revised disclosure on pages 5 and 38 of the Registration Statement, immediately prior to the consummation of the offering contemplated by the Registration Statement, the members of Silvercrest GP LLC will receive a distribution of the general partner interests owned by Silvercrest GP LLC as part of the reorganization transaction. Once acquired, these general partner interests that were distributed to the members of Silvercrest GP LLC will be automatically converted into limited partnership interests. All members of Silvercrest GP LLC are also holders of limited partnership interests of Silvercrest L.P. As part of the reorganization, the partnership agreement of Silvercrest L.P. will be amended to provide that the limited partnership interests will be converted to Class B units and the general partnership interests will be converted to Class A units. Subsequent to the distribution of the general partner interests of Silvercrest L.P. to its members and the conversion of those interests into limited partnership interests, Silvercrest GP LLC will transfer its rights as general partner to the Company and will be dissolved.

Immediately following this distribution, the Company intends to consummate the offering of its Class A common stock and distribute a portion of the proceeds to Silvercrest L.P. in exchange for the issuance of Class A units. In addition, the Company will use the remaining proceeds to purchase Class B units from certain limited partners of Silvercrest L.P. at the same price per Class A common stock paid to the Company in the offering. Some of the Class B units acquired by the Company will include those limited partnership interests included in the distribution described above by Silvercrest GP LLC. These Class B units acquired by the Company will be automatically converted in Class A units.

28. Please expand upon your disclosures regarding the 2012 Equity Incentive Plan to discuss the dilutive implications of granting options or other equity-based instruments related to your Class A Common Stock versus granting options or other equity-based instruments related to Silvercrest L.P.’s Class B units.

Response: The Company has considered the Staff’s comment and believes that there is no difference in the dilutive impact from granting equity based instruments in Class A common stock versus Class B units. All distributions of profits of the Company are to be made by Silvercrest L.P. in proportion to a percentage interest of each partner based on the number of units held in Silvercrest L.P. Thus, the Company, as a holder of Class A units, would receive its pro rata portion of any distribution made by Silvercrest L.P. for the benefit of the public stockholders. If a recipient of an award were to receive Class B units, the holder would dilute the proceeds distributed to the Company by Silvercrest L.P. for the benefit of the public stockholders. If the recipient of an award were to receive Class A common stock, the recipient would dilute the distribution to the public stockholder by the same percentage, because the recipient would be entitled to a portion of the funds being distributed to the Class A stockholders. However, the recipient would not have diluted the total amount of funds distributed by Silvercrest L.P. to the Company. Thus, the Company does not believe any revisions to the Registration Statement are necessary to the disclosure because the dilutive impact is the same whether the award is issued in Class A common stock or Class B units.

Holding Company Structure, page 38

Second Amended and Restated Limited Partnership Agreement of Silvercrest L.P., page 39

Coordination of Silvercrest Asset Management Group Inc. and Silvercrest L.P., page 39

29. In the first paragraph, briefly discuss the circumstances when you may agree to transfer the net proceeds from the sale of Class A common stock to a limited partner of Silvercrest L.P. and whether any restrictions apply to your ability to do so.

Response: The Company has revised its disclosure on page 40 of the Registration Statement. In response to the Staff’s comment, the Company may only transfer the proceeds from a sale of shares of Class A common stock to a limited partner if it is purchasing a Class B unit from that partner.

Use of Proceeds, page 47

30. We note your disclosure stating that you intend to use the offering proceeds for general corporate purposes. We also note your “We will be required to pay holders of Class B units of Silvercrest L.P. for certain tax benefits...” risk factor on page 28 where you disclose that you will purchase Class B units from certain initial outside investors “with a portion of the net proceeds of this offering.” Please revise your disclosure accordingly, considering also the disclosure requirements of Instruction 3 to Item 504 of Regulation S-K. With a view towards disclosure, please tell us whether the payment of the par value for the Class B units will also be made from the offering proceeds. In this regard we note your disclosure in the fourth paragraph of “The Reorganization and Our Holding Structure” disclosure on page 36. If the offering proceeds are intended for various purposes, please ensure to indicate the approximate amount intended to be used for each purpose.

Response: The Company has revised the disclosure on page 48 to state that it intends to use the net proceeds from the initial public offering of the Company’s Class A common stock (i) to purchase a number of Class B units of Silvercrest L.P. from existing limited partners, which number will be provided to the Staff in an amended Registration Statement at a time prior to the filing of the Registration Statement, and (ii) for general corporate purposes, which may include business operations, investments in the Company’s business and new investment strategies and strategic acquisitions for which the Company has not yet identified any targets. In addition, the Company has revised the Registration Statement on page 38 in relation to the payment of the par value for the Class B units.

31. Please tell us whether any of the proceeds will be required for the purchase of Class A units in Silvercrest L.P. concurrent with the offering. We also note the disclosure on page 48 that Silvercrest L.P. may make a distribution representing some of its undistributed earnings to its existing partners in connection with the reorganization. It appears disclosure regarding these transactions may be appropriate to provide a clear understanding of the extent proceeds will be available for general corporate purposes.

Response: The Company has revised the disclosure on the prospectus cover page and pages 5, 7, 38 and 48 to provide that it intends to use a portion of the net proceeds of the offering to purchase limited partnership units of Silvercrest L.P. from certain of its limited partners. The Company does not intend to permit any of its stockholders to participate in the offering, but will use a portion of the net proceeds from the offering to purchase Class B units of Silvercrest L.P. from its current limited partners. Although Silvercrest L.P. intends to make a distribution of a portion of its undistributed earnings to its existing partners as part of the reorganization, none of the proceeds from this offering will be included in such distribution.

Dividend Policy, page 48

32. Please clarify that dividend payments by Silvercrest L.P. do not mean the Board will declare a dividend for the Class A common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Registration Statement.

33. Please quantify the distribution that will be made to existing partners in connection with the reorganization. Please also disclose the amount of distributions made during the last five fiscal years.

Response: The Company will quantify the distribution that will be made to existing partners in connection with the reorganization before distributing any preliminary prospectus. The amount available for distribution fluctuates based on accumulated profits, thus, the Company is not able to estimate the distribution amount at this time. The Registration Statement has been revised on page 49 to disclose the amount of distributions made by Silvercrest L.P. during the past five fiscal years.

Dilution, page 50

34. Please confirm that your dilution analysis in case of the underwriters’ exercise of the over-allotment option takes into consideration the shares the company will be issuing to Mr. Cochran in exchange for his Class B units. In this regard, we note your disclosure in the second paragraph of your “Our Structure and Reorganization” discussion on page 5.

Response: As noted in the response to comment 9 above, the Company has revised the disclosure in the Registration Statement to indicate that stockholders of the Company are no longer permitted to participate in this public offering. Thus, the Company does not believe any additional revisions are necessary to its dilution analysis in the Registration Statement.

Selected Historical Consolidated Financial Data, page 51

35. We note your statement that the historical financial information for fiscal years 2008 and 2007 is consolidated data and were derived from consolidated financial statements. As the restructuring of the entities under Silvercrest L.P. did not occur until January 1, 2009, it would appear as though the financial information for all of fiscal years 2008 and 2007 is combined financial information and was derived from combined financial statements. Please revise your disclosures to clarify what the financial information for these periods represents. Finally, please clarify whether the fiscal years 2008 and 2007 financial information has been audited or is unaudited.

Response: The financial information for fiscal years 2008 and 2007 is derived from the unaudited consolidated financial statements of Silvercrest Asset Management Group LLC (“SAMG LLC”), the accounting predecessor to Silvercrest L.P. As more fully discussed in the response to comment 80 below, on January 1, 2009 the interests of the members of SAMG LLC were contributed to Silvercrest L.P. in exchange for limited partnership interests in Silvercrest L.P. and member interests in Silvercrest GP LLC, and SAMG LLC became a wholly owned subsidiary of Silvercrest L.P. The contribution was accounted for as a transaction between entities under common control. The Company has revised its disclosure on page 52 of the Registration Statement to clarify that SAMG LLC was the accounting predecessor to Silvercrest L.P. and that the financial information for fiscal years 2008 and 2007 is unaudited.

36. Please include pro forma financial information as a separate column.

Response: The Company has revised its disclosure on pages 52, 53 and 54 of the Registration Statement to include pro forma financial information as a separate column.

37. We note your reference to the professional fees related to the Milbank acquisition and a Silvercrest fund as nonrecurring. As you have made more than one acquisition and have several proprietary funds, it is unclear how the fees meet the definition of nonrecurring in accordance with Item 10(e)(1)(ii)(b) of Regulation S-K for guidance.

Response: The Company has revised footnote (i) on pages 13 and 56 of the Registration Statement to remove the word “non-recurring”.

Unaudited Pro Forma Consolidated Financial Information, page 55

38. Please identify your predecessor.

Response: The Company has revised its disclosure on page 57 of the Registration Statement to identify the Company’s predecessor as Silvercrest L.P.

39. We note the final column in the pro formas is labeled “Silvercrest L.P. Consolidated Pro Forma.” Please explain why the pro forma financial statements are not presented as those of Silvercrest Asset Management Group Inc. and confirm the pro forma balance sheet and EPS calculations will reflect the pro forma equity structure of the registrant, as opposed to the Silvercrest L.P. subsidiary. Confirm the pro forma adjustments will demonstrate the changes in capital structure from the recapitalization of your predecessor through the exchange of Class A and B units of Silvercrest L.P. for shares of your Class A common stock, in addition to the other reorganization transactions, and add footnotes as necessary to clearly present these transactions.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 58, 59, 60 and 66 of the Registration Statement to label the final column “Silvercrest Asset Management Group Inc. Consolidated Pro Forma.” The Company confirms that the pro forma balance sheet and EPS calculations will reflect the pro forma equity structure of the Company, as opposed to its subsidiary, Silvercrest L.P. The Company also confirms that the pro forma adjustments will demonstrate the changes in capital structure from the recapitalization of its predecessor, in addition to the other reorganization transactions, and will add footnotes as necessary to clearly present these transactions.

40. Please provide footnote 2, as referenced next to the column title, Offering Adjustments.

Response: The Company has revised its disclosure on page 66 of the Registration Statement to add note “(2)” to the “Offering Adjustments” disclosure.

41. It appears that there may be material nonrecurring charges which result directly from the business acquisitions, reorganization and offering transactions which will be included in your income within the 12 months succeeding the transactions. For example, it appears that you may incur material nonrecurring expenses associated with the tax receivable agreement. Please address the following comments in this regard:

•	Separately disclose and reflect these transactions in your pro forma balance sheet as necessary. Refer to Rule 11-02(b)(5) of Regulation S-X.

•

Revise your pro forma statement of operations caption “net income” to “income from continuing operations before nonrecurring charges directly attributable to the transaction” and quantify such nonrecurring charges. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: The Company will separately disclose and reflect all transactions from the reorganization and offering in the pro forma balance sheet when the information necessary to reflect such charges becomes available. The Company acknowledges the Staff’s comment in the second bullet point above, but has not revised its pro forma statement of operations in the Registration Statement because the Company cannot determine at this time whether it will need to account for any nonrecurring charges. If and when the Company determines that there will be nonrecurring charges, it will revise the pro forma statement of operations to add the caption of “income from continuing operations before nonrecurring charges directly attributable to the transaction” before net income.

42. Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance Article 11 of Regulation S-X. Specifically, please ensure that:

•	Your introduction to the pro forma financial information fully explains the reorganization and offering transactions and the entities and/or individuals involved.

•

All aspects of the reorganization and offering transactions that will have a continuing impact on your operating results have been reflected, including amortization of any vesting requirements associated with the exchange of ownership interest held by your employees and any equity-based compensation issued in connection with this offering.

•	Your disclosures clearly communicate the nature and amounts of the adjustments being made including how you determined the adjustment amount.

•	You include disclosures for aspects of the Reorganization Transactions and the offering that are not to be reflected in the pro forma financial statements.

Response: The Company will include complete pro forma financial information for the reorganization and offering transactions and provide sufficient time for the Staff to review such disclosure before the Company distributes any preliminary prospectus. The Company will ensure that: (i) the introduction to the pro forma financial information fully explains the reorganization and offering transactions and the entities and/or individuals involved, (ii) all aspects of the reorganization and offering transactions that will have a continuing impact on the Company’s operating results will be reflected, (iii) the disclosures will clearly communicate the nature and amounts of the adjustments being made and (iv) the disclosures for aspects of the reorganization transactions and the offering that are not reflected in the pro forma financial statements will be included.

43. Please tell us how you intend to reflect the dividends to be paid by Silvercrest L.P. to existing partners in connection with the offering and reorganization. Refer to SAB Topic 1:B:3.

Response: The Company is still in the process of determining the distribution and the extent to which it may exceed current year-to-date earnings. If the distribution actually exceeds current year-to-date earnings, then the Company will disclose the required information pursuant to SAB Topic 1:B:3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Key Performance Indicators, page 65

44. Please provide the most comparable U.S. GAAP financial measures with equal or greater prominence than the non-GAAP measures provided. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Response: The Company has revised its disclosure on page 69 of the Registration Statement by moving the “Revenue” row to the top of the table to highlight the U.S. GAAP financial measure. Also, the Company has added the U.S. GAAP financial measures “Income before other income (expense)” and “Net Income” to the table immediately below the “Revenue” row. The Company does not regularly use any other key comparable U.S. GAAP financial measures to measure its performance. All non-GAAP financial measures provided in the noted table are most comparable to revenue, income before other income (expense), and net income as U.S. GAAP financial measures. Thus, the Company believes that the only U.S. GAAP financial measures appropriate to disclose in the key performance indicator table are revenue and income before other income (expense).

Revenue, page 65

45. Please expand upon your disclosures regarding the significant terms of your management contractual agreements to provide the following information separately for each type of fund you manage (i.e., private equity funds, fixed income funds, hedge funds, funds of funds, REITs, et cetera) and for the separate accounts by addressing the following, as applicable:

•	Please disclose the typical length of time of the management agreements;

•	Total fair value of assets under management,

•	Your share of the fair value of assets under management (i.e., the amount of your investment),

•	The management fees percentage or percentage range,

•	The performance fee percentage or percentage range,

•	Any minimum thresholds on returns that must be met to earn incentive income,

•	The total amount of capital commitments by you, and

•	The amount of capital commitments outstanding.

Response: The Company acknowledges the Staff’s request to expand the disclosure about each type of fund managed by the Company and the Company’s separate accounts. However, the Company has not revised the disclosure in the Registration Statement to include the information relating to its funds because it believes that such disclosure would place undue emphasis on the Company’s private funds and would not be most instructive for potential investors.

As of March 31, 2012, approximately 8% of the Company’s assets under management were managed through the Company’s private funds, and the highest percentage of assets under management represented by a single private fund was 1.6%. In addition, as of March 31, 2012, approximately 18% of the Company’s revenue (for the first quarter of the 2012 fiscal year) was derived from fees generated by the Company’s private funds, and the highest percentage of revenue generated by any one fund was 5%. Thus, the Company believes that, currently, there is no single private fund that is material to the business of the Company.

Therefore, the Company respectfully submits that the Company’s management of private funds is not material to the evaluation of the Company’s operations. Although the Company has structured certain aspects of the investment capabilities it offers to its clients through private funds, the Company’s business model is not based on advising private funds. Rather, the Company’s business model is built on providing financial advisory and related family office services (including financial planning, tax planning and preparation, partnership accounting and fund administration, and consolidated wealth reporting) to families seeking comprehensive oversight of their financial affairs. The Company respectfully directs the Staff to its disclosure on page 97 of the Registration Statement (under “Business—Our Business Model”), which further discusses the Company’s business model.

Accordingly, the Company believes that detailed fund disclosure is not useful to investors. Instead, the Company believes that it is most instructive to potential investors to analyze the Company as a whole by, among other things, total assets under management. In response to the Staff’s request for additional information, however, the Company has revised the disclosure in the Registration Statement to include information regarding its private funds in the aggregate.

In response to the Staff’s request for additional information, the Company notes the following:

•

In response to the Staffs first bullet point, in general, the management agreements for the Company’s separate accounts do not have a specified term. Rather, each agreement can be terminated by either party at any time upon written notice of termination to the other party. For the Company’s private funds, the management agreements are generally in effect from year to year, and can be terminated at the end of any year (or, in certain cases, on the anniversary of execution of the agreement) (i) by the Company upon 30 or 90 days’ prior written notice, and (ii) after receiving the affirmative vote of a specified percentage (either majority in interest, two-thirds or 75%) of the investors in the private fund that are not affiliated with the Company, by the private fund on 60 or 90 days’ prior written notice. The management agreements for the Company’s private funds can also generally be terminated effective immediately by either party where the non-terminating party (i) commits a material breach of the terms and conditions of the agreement or certain other terms subject, in certain cases, to a cure period, (ii) is found to have committed fraud, gross negligence or willful misconduct, or (iii) terminates, becomes bankrupt, becomes insolvent or dissolves.

•

In response to the Staff’s second bullet point, the Company respectfully directs the Staff to its disclosure on page 74 of the Registration Statement, which reflects the total fair value of its assets under management.

•	In response to the Staff’s third bullet point, the Company does not invest any of its own assets in its funds or investment strategies.

•

In response to the Staff’s fourth bullet point, the assets under management for each relationship generate management fees that make up the “management and advisory fees” line in the Consolidated Statement of Operation for the Company. Asset allocation and investment manager selection are customized for each client, making it difficult to provide detail, except in the aggregate. The Company’s Basic Annual Fee Schedule for management of clients’ assets in separately managed accounts is: (i) for managed equity or balanced portfolios, 1% on the first $10 million and 0.60% on the balance; (ii) for managed fixed income only portfolios, 0.40%) on the first $10 million and 0.30% on the balance; (iii) for managed cash only portfolios, 0.20%; and (iv) for the municipal value strategy, 0.65%). The Company’s fee for monitoring non-discretionary assets can range from 0.05% to 0.01%, but can also be incorporated into an agreed upon fixed Family Office Service fee (which can be an agreed-upon, fixed annual or hourly fee). For the Company’s private funds, the fee ranges from 0.25% to 1.5% annually. Note, however, that a majority of client relationships pay a blended fee rate since they are invested in multiple strategies, and the Company’s total average management fee was 0.39% and 0.36% in 2011 and 2010, respectively.

•

In response to the Staff’s fifth and sixth bullet points, the Company notes that less than 5% of its assets under management generate a performance fee or allocation. In general, the owners of the separate accounts are not charged a performance fee. Several of the private funds are subject to an annual performance allocation, generally equal to 10% of net capital appreciation for the applicable fund, subject to a loss carryforward. In certain cases, the performance allocation is subject to a hurdle rate of either 5% or 10%.

•

In response to the sixth and seventh bullet points, the Company notes that it does not manage or advise any private equity, venture capital, private real estate, or other private funds that involve capital commitments, capital calls or non-market pricing.

The Company has revised the disclosure in the Registration Statement on pages 69 and 70 to include the significant terms of its management contractual arrangements that are discussed in this response.

Operating Results, page 68

46. Please separately present your rollforward of AUM for discretionary assets under management and non-discretionary assets under management. In this regard, we note your disclosures on page 14 in which you note $6,100 million of AUM is for separately managed accounts, representing 85.7% of investment management fees; $832 million of AUM is for proprietary funds, representing 10% of investment management fees; and $170.8 million of AUM is for sub-advised funds, representing 4.3% of investment management fees. Please also provide an explanation as to what the non-discretionary assets under management are and why you do not earn revenues for these assets under management. In this regard, it is unclear what you mean by “assets on which we primarily report”. Finally, please clarify whether you are including uncalled capital commitments in AUM. If you are, please disclose the amount of uncalled capital commitments in AUM, please disclose the amount for each period presented, including in selected historical financial data section.

Response: The Company respectfully submits that its disclosure regarding rollforward of assets under management for discretionary assets under management and non-discretionary assets under management is adequately represented in a footnote to the table on page 74 of the Registration Statement which illustrates the rollforward of assets under management across the periods presented.

Non-discretionary assets under management represent assets that the Company monitors and for which the Company provides reporting, but over which the Company does not have investment discretion. These assets may include low-basis single stock concentration and/or assets managed/held outside of the Company, which can range from liquid securities to real estate and art portfolios. As referenced in the fourth bullet point of comment 45 above, the Company receives revenue on non-discretionary assets; however, the Company is not always compensated based on a percentage of assets as with the Company’s discretionary assets under management. The Company’s compensation arrangements in connection with non-discretionary assets can either be based on the value of the assets, or an agreed-upon, fixed annual or hourly fee.

The Company has revised its disclosure on page 75 of the Registration Statement to clarify that “assets upon which we primarily report” means “assets on which we provide client reporting but do not have investment discretion.”

Lastly, as mentioned in the Company’s response to comment number 45 above, the Company does not have any private equity, venture capital, private real estate, or other private funds that involve capital commitments, capital calls or non-market pricing. Thus, the Company does not have any uncalled capital commitments to include in assets under management.

47. Please revise your rollforward of AUM for each period presented to present cash flows on a gross basis as follows:

•	Cash inflows for new funds

•	Cash inflows for capital commitment calls

•	Cash outflows for redemptions

•	Cash outflows for a realization event

•	Market appreciation

•	Market depreciation

Response: The Company believes that cash flows on a net basis is most instructive for potential investors to analyze the business of the Company. The Company’s clients typically move assets among a number of their separate accounts. Although the amount of funds invested by these clients does not change, the funds move from one account to another and thus would, on a gross basis, be reflected as inflows and outflows from a client’s accounts. Given that the funds are simply being withdrawn from one account and reinvested in another account, the Company believes showing cash flows on a net basis, which does not reflect this movement amongst a client’s accounts, is more appropriate. The Company has revised the disclosure on page 74 of the Registration Statement to add cash flows on a net basis for fiscal year 2009 and the three month periods ending March 31, 2012 and 2011, and has provided for disclosure of market appreciation/depreciation on page 74 of the Registration Statement.

In addition, as noted in previous responses to comments number 45 and 46, the Company has no private equity, venture capital, private real estate, or other private funds that involve capital commitments, capital calls or non-market pricing. Similarly, the Company does not have cash outflows for realizations events.

48. Please provide a rollforward of AUM for fiscal year 2009.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 74 to provide a rollforward of assets under management for fiscal year 2009.

49. Please disclose the portion of AUM that has the ability to generate performance fees.

Response: The Company has revised its disclosure on page 74 of the Registration Statement to state that less than 5% of its assets under management generate performance fees.

50. We note that you earn management fees based on the size of the funds, or AUM. As AUM has a direct impact on your management fees and therefore a key component in providing a complete analysis of your management fees, please include a more detailed analysis of AUM and the components that have impacted AUM during each of the periods presented. To the extent that there were material contributions or capital commitments, clearly disclose the sources along with quantification of each source. To the extent that there were material distributions from a realization event, disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. If there have been material redemption requests subsequent to the most recent balance sheet date, please disclose the amount of the redemptions and an explanation. Please provide investors with a meaningful understanding of the performance of each of your significant funds by fund type. For each significant fund impacting AUM, please describe the underlying types of investments and overall strategy involved in the fund. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Response: The Company has revised its disclosure on pages 69 and 70 of the Registration Statement to provide a more complete analysis of its management fees, assets under management and the components that have impacted its assets under management during each of the periods presented.

As noted in previous responses to comment number 45, the Company has not revised the disclosure in the Registration Statement to include fund-specific information because it believes that such disclosure would place undue emphasis on the Company’s private funds and would not be most instructive for potential investors. As of March 31, 2012, approximately 8% of the Company’s assets under management were managed by the Company’s private funds. Thus, the Company believes that it is most instructive to potential investors to analyze the Company as a whole by, among other things, total assets under management. In response to the Staff’s request for additional information, however, the Company notes that no contribution or redemption for any fund represented more than 0.50% of total assets under management. In addition, aggregate cash inflows into funds for 2011 and first quarter 2012 were $15.2 million and $2.5 million, respectively, which represent 0.15% and 0.02% of beginning assets under management.

Aggregate cash outflow into funds for 2011 and first quarter 2012 were $23.6 million and $39.5 million, respectively, which represent 0.23% and 0.36% of beginning assets under management.

The Company generally manages two types of funds: funds that focus on municipal fixed income securities (approximately 3% of the Company’s assets under management as of March 31, 2012) and funds of funds (approximately 5% of the Company’s assets under management as of March 31, 2012). The Company does not believe any of its funds are deemed significant as a percent of assets under management and therefore does not believe individual fund performance is relevant; however, please see the performance as of March 31, 2012 below.

SILVERCREST FUND OF FUND PERFORMANCES—NET OF FEES

As of March 31, 2012	INCEPTION DATE	YTD	1-YEAR	3-YEAR	5-YEAR	7-YEAR	SINCE INCEPTION
Hedged Equity Fund	9/1/03	2.7	-2.2	4.1	2.3	4.8	4.8
Emerging Markets Fund	10/l/04	5.2	-3.3	11.7	0.2	5.8	6.4
Global Fund	1/1/91	13.1	-1.2	22.2	0.8	6.5	9.0
Special Situations Fund	1/1/93	4.9	-3.8	7.8	-0.5	2.5	8.1
Small Cap Fund	10/1/96	7.1	-4.1	18.2	-1.1	2.2	7.0
International Equity Fund	1/1/01	9.6	-4.4	18.5	-0.5	5.4	6.2
Select Growth Equity Fund	1/1/99	14.9	10.2	24.7	4.9	6.3	2.2

SILVERCREST MUNICIPAL SPECIAL SITUATION FUNDS PERFORMANCE—NET OF FEES

As of March 31,2012	INCEPTION DATE	YTD	1-YEAR	3-YEAR	5-YEAR
Municipal Special Situations Fund	1/1/06	3.3	13.2	]3.5	4.1
Municipal Special Situations Fund II	1/1/06	4.9	16.4	14.6	4.2
Municipal Advantage Portfolio A	5/1/06	5.2	16.0	13.3	3.0
Municipal Advantage Portfolio B	9/1/06	5.2	16.4	13.8	3.4

•

The municipal securities funds are focused on high-grade municipals, high-yield municipals and high-grade taxables. The funds of funds invest in private funds, other entities and accounts managed by independent investment managers employing a wide variety of investment strategies including, without limitation, long-only equity strategies, global long/short strategies, special situations strategies (such as risk arbitrage and bankruptcy/distressed securities), small- and micro-cap equity strategies, and commodity and macro trading.

•

As noted in responses to comments number 45 and 46 above, the Company has no private equity, venture capital, private real estate, or other private funds that involve capital commitments, capital calls, realizations events, or non-market pricing.

51. To the extent material to an understanding of your consolidated results of operations, provide the following expanded disclosures:

•	Please quantify and discuss the range of fees and the average effective fee for your separate accounts, as well as the impact of these fees on your results;

•	Quantify and discuss the average effective fee for your proprietary and sub-advised funds for each period presented as well as the impact of these fees on your results;

•

To the extent that the range of fees for the separate accounts and managed/advised funds are materially different, quantify the concentration of separate accounts and managed/advised funds for each period presented and quantify the impact to your operating results;

•	Discuss if and how changes in the investment strategies of your assets under management have impacted your results;

•	Discuss if and how changes in the investment concentrations of your assets under management have impacted your results; and

•

Discuss any trends that will materially affect future results of operations in an appropriately balanced manner, such that investors can have an understanding of the probable future impact of the performance and activity by any individual investment fund.

Response: The Company has revised its disclosure on page 70 of the Registration Statement to provide for the range of fees and the average effective fee for its separate accounts, as well as the impact of these fees on the Company’s results. The Company’s Basic Annual Fee Schedule for management of clients’ assets in separately managed accounts is: (i) for managed equity or balanced portfolios, 1% on the first $10 million and 0.60% on the balance; (ii) for managed fixed income only portfolios, 0.40% on the first $10 million and 0.30% on the balance; (iii) for managed cash only portfolios, 0.20%; and (iv) for the municipal value strategy, 0.65%. The Company’s fee for monitoring non-discretionary assets can range from 0.05% to 0.01%, but can also be incorporated into a set Family Office Service fee (which can be an agreed-upon, fixed annual or hourly fee). Note, however, that a majority of client relationships pay a blended fee rate since they are invested in multiple strategies.

The Company has revised its disclosure on page 70 of the Registration Statement to provide for the range of fees and the average effective fee for its private funds as well as the impact of these fees on the Company’s results. For the Company’s private funds, the fee ranges from 0.25% to 1.5% annually. Several of the private funds are subject to an annual performance allocation, generally equal to 10% of net capital appreciation for the applicable fund, subject to a loss carryforward. In certain cases, the performance allocation is subject to a hurdle rate of either 5% or 10%.

In the first quarter of 2012, the Company averaged $9.6 million assets under management in its discretionary separately managed accounts and non-discretionary accounts versus $1.0 million per account in its private funds, which translates into an effective annual management fee of 0.36% and 0.80%, respectively. A 10% change in the effective annual management fee for separately managed accounts and non-discretionary assets under management would change advisory fee revenue by 8%; whereas, the same change in private funds would change advisory fee revenue by 2%.

In response to the fourth bullet point, the Company has had no material change to its investment strategies that could affect its assets under management.

In response to the fifth bullet point, given that the Company’s clients are often invested in multiple investment strategies, the Company does not believe it is dependent on one particular strategy. If one strategy is not performing up to a client’s expectation, the Company believes that the client is more likely to transfer those assets into another of the Company’s strategies than to withdraw the assets from the Company. If all private fund assets under management were to move into separately managed accounts and non-discretionary assets, then advisory fee revenue would decrease by 10.4%, assuming a constant annual effective management fee.

In response to the Staffs last bullet point, the Company does not believe there are any current trends that would materially affect future results.

52. Please explain what the reimbursements to clients recognized in fiscal year 2011 represents.

Response: In 2011, SAMG LLC changed the corporate structure of several of its funds of funds. In connection with this restructuring, several investors requested the full redemption of their interests in one of the funds. Corresponding redemption requests to the underlying fund, however, were not submitted by SAMG LLC in a timely manner. As a result, there was a differential between the value of the interests as of the requested redemption dates and the actual redemption proceeds received from the underlying fund. SAMG LLC entered into several derivative contracts to mitigate the exposure risk relating to these investor redemptions and the fund accessed a credit facility to pay the redemptions. The expenses paid by SAMG LLC made up these differentials and covered the costs to the fund of accessing the credit facility. The expenses paid by SAMG LLC in connection with these redemptions make up the $0.7 million of reimbursements to clients included in the discussion of SAMG LLC’s general and administrative expenses in fiscal year 2011.

53. Please provide a more comprehensive discussion of the performance fees recognized for each period presented. For example, please explain why performance fee allocations decreased during fiscal year 2011 as compared to fiscal year 2010.

Response: The Company respectfully submits that its disclosure regarding performance fees recognized for each period presented is adequately discussed by describing fluctuations in performance fees and the sources from which they are earned.

Revenue, page 68

54. With a view towards disclosure, please explain whether the family office service income for fiscal year 2011 was attributable to the Milbank acquisition. Please ensure that your disclosure discusses any significant components of revenues necessary to the understanding of your results of operations. For guidance, please refer to Item 303(a)(3) of Regulation S-K.

Response: The Milbank acquisition represented less than 2% of total family office services income for fiscal year 2011. The Company has revised its disclosure on page 70 of the Registration Statement to expand its discussion of the increase in family office services income in recent years.

Year Ended December 31, 2011 versus Year Ended December 31, 2010, page 69

55. Please refer to the second paragraph of your disclosure. Please explain the statement at the end of the paragraph to better understand what is intended by the phrase “assets on which you primarily report.”

Response: The Company has revised its disclosure on page 75 of the Registration Statement to clarify the phrase “assets on which you primarily report” to be “assets on which we primarily provide portfolio reporting.”

Liquidity and Capital Resources, page 72

56. Please expand your discussion and analysis of operating cash flow to explain why the amount due from Silvercrest Funds has increased each period presented with the amount due as of December 31, 2011, increasing 63% as compared to December 31, 2010.

Response: The Company expanded its disclosure on page 80 of the Registration Statement to explain why the amount due from Silvercrest Funds has increased each period presented with the amount due as of December 31, 2011, increasing 63% as compared to December 31, 2010.

57. Please provide a more comprehensive discussion of the distributions to partners. Specifically, please explain why incentive allocations paid in 2011 along with tax distributions increased.

Response: The Company expanded its disclosure on page 81 of the Registration Statement to provide a more comprehensive discussion of the distributions to partners by specifically explaining why incentive allocations paid in 2011 along with why tax distributions increased.

58. To the extent that you have any uncalled capital commitments to the funds you manage/advise, please disclose the amount with the corresponding fund.

Response: The Company does not have any uncalled capital commitments to the funds it manages and/or advises.

Off-Balance Sheet Arrangements, page 75

59. You refer to a guaranty arrangement which is discussed in Note 11 to Silvercrest L.P.’s consolidated financial statements. To the extent that the guaranty arrangements relate to the letters of credit discussed at the top of page F-25, please expand your disclosure here to briefly discuss the nature of the guarantee arrangement which is not readily apparent from the reading of Note 11.

Response: The Company expanded its disclosure on page 82 of the Registration Statement to expand the discussion of the guarantee arrangement.

Critical Accounting Policies and Estimates, page 75

Business Combinations, page 75

60. Please expand upon your disclosures to provide a more specific explanation of the specific assumptions and considerations you used to estimate the fair value of the contingent consideration associated with your acquisition of Milbank Winthrop, considering the open-ended nature of the contingent consideration (i.e., 20% of EBITDA).

Response: The Company revised its disclosure on pages 84, F-18 and F-45 of the Registration Statement to provide a more tailored explanation of the specific assumptions and considerations used to estimate the fair value of the contingent consideration associated with its acquisition of Milbank Winthrop. Specifically, the Company has noted that the discount rate applied to the projected EBITDA was determined based on the weighted average cost of capital for the Company and took into account that the overall risk associated with the payments was similar to the overall risks of the Company as there is no target, floor or cap associated the contingent payments

Revenue Recognition, page 76

61. We note that management and investment advisory fees are based on the value of your AUM, including the changes in market value. As the estimated fair value of your AUM materially impacts the determination of revenue, please provide a discussion of your critical estimates related to fair value measurements. The following disclosures may be useful to investors:

•	The portion of AUM in which you have a role in estimating fair value;

•

The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in ASC 820. Describe the types of investments in each level;

•

For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets;

•

For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used;

•	Include a discussion of the potential risks and uncertainties associated with the fair value estimates of your assets under management and how they may impact your results;

•	Clarify why the fair value of certain securities may be different from the closing market price; and

•	Include a sensitivity analysis that demonstrates the impact that changes in the fair value of your assets under management could have on your results.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the Registration Statement.

Equity-Based Compensation, page 76

62. We note that the fair value of your equity-based compensation awards is based on the calculation of a per unit limited partnership interest. We further note that all of your current awards are liability awards that are adjusted to fair value as of each reporting period. As the compensation expense is 6.8% of income before other income (expense) for fiscal year 2011, please provide a more comprehensive discussion of the methods used to estimate the per unit limited partnership interest. Please also include a company-specific discussion of the material assumptions and considerations used in the two methods used during the most recently completed fiscal year and subsequent interim period. Please disclose the estimated per unit limited partnership interest for each period in which you estimated the fair value (i.e., the grant dates and each reporting period during the most recently completed fiscal year and subsequent interim period). In addition, please provide investors with a detailed explanation of the material factors impacting the changes in the enterprise value for each period presented. Once you have disclosed the estimate of the IPO price/range, please provide qualitative and quantitative disclosures for each significant factor contributing to the difference between the most recently estimated per unit limited partnership interest with the IPO price.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 85 and 86 of the Registration Statement. In addition, once the Company and the underwriters compute, and thereafter disclose, the initial public offering price, the Company will provide qualitative and quantitative disclosures for each significant factor contributing to the difference between the most recently estimated per unit limited partnership interest with the initial public offering price in the Registration Statement.

Qualitative and Quantitative Disclosures Regarding Market Risk, page 79

63. Please substantively revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks. It does not appear that you have included a discussion for fluctuations in the fair value of the investments you manage and hold an interest in. For all of your market risks, ensure you sufficiently describe how you manage each of the above market risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Response: Please see the Company’s revised disclosure on pages 83, 84 and 88 of the Registration Statement referred to in the Company’s response to comment 61 with respect to quantitative disclosure of the Company’s market risk and the determination of fair value of the

Company’s assets under management in addition to the effects on assets under management and revenue from fluctuations in the fair value of assets under management. Furthermore, the Company does not hold significant interests in the assets, or assets under management, that it manages.

Business, page 80

General

64. Throughout the prospectus you make statements such as that you have “a superb record of organic and acquired growth;” that you have “successfully” acquired four separate registered investment advisers; that you have “robust outsourced investment capabilities;” that with respect to attracting institutional assets, you have made a “major multi-year investment effort; or that you have an “excellent reputation” (see, e.g., pages 80 through 84, 87). Please revise these statements to provide an objective standard against which such statements may be evaluated.

Response: In response to the Staff’s comment, the Company has revised the statements on pages 4, 89, 91, 93, 96, 98 and 101 of the Registration Statement.

65. We note that the performance of your funds determines your revenue and results of operations and may impact your ability to raise capital for future funds. To allow investors to better understand your fund performance please providing a table showing the historical performance of each of your proprietary funds, as listed on page F-27, and include as applicable:

•	The IRR, or if not a fund, a comparable performance measure;

•	Whether the fund is registered or unregistered;

•	The general manager or investment advisor of each fund;

•	Information regarding fees (management, performance, et cetera);

•	Date of inception;

•	Net asset value or assets under management;

•	Stage and method of fundraising;

•	Capital invested by separate accounts you manage;

•	Capital invested by principals.

While we understand that you have provided similar information at the composite level, we note that fees earned are on a contract by contract basis and may not be the same for each type of fund within the composite.

Response: As noted in the response to comment number 45 above, the Company has not revised the disclosure in the Registration Statement to include fund-specific information because it believes that such disclosure would place undue emphasis on the Company’s private funds and, therefore, would not be most instructive for potential investors. Rather, the Company believes that it is most instructive to potential investors to analyze the Company as a whole by, among other things, total assets under management. In response to the Staff’s request for additional information, however, the Company notes the following:

•

As discussed above, the Company’s funds do not have capital commitments, capital calls, realization events, or fixed time horizons; therefore, the Company does not believe IRR is a relevant metric for its funds.

•	None of the funds are registered as an investment company under the Investment Company Act pursuant to the exceptions available under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.

•

SAMG LLC is: (i) the investment advisor of each of the funds; (ii) the general partner of Silvercrest International Equity Fund, L.P. and Silvercrest Select Growth Equity Fund, L.P.; and (iii) the managing member of Silvercrest Municipal Advantage Portfolio A LLC, Silvercrest Municipal Advantage Portfolio P LLC, Silvercrest Municipal Special Situations Fund, LLC, and Silvercrest Municipal Special Situations Fund II LLC. Silvercrest Investors LLC is the general partner of Silvercrest Emerging Markets Fund, L.P., Silvercrest Global Opportunities Fund, L.P., Silvercrest Hedged Equity Fund, L.P., and Silvercrest Strategic Opportunities Fund, L.P. Silvercrest Investors II LLC is the general partner of Silvercrest Commodity Strategies Fund, L.P., Silvercrest Global Fund, L.P., Silvercrest Small Cap Fund, L.P., and Silvercrest Special Situations Fund, L.P.

•

Investors in Silvercrest Emerging Markets Fund, L.P., Silvercrest Emerging Markets Fund (International), Ltd., Silvercrest Hedged Equity Fund, L.P., and Silvercrest Hedged Equity Fund (International), Ltd. are subject to a 1.5% management fee payable monthly in advance. Investors in Silvercrest Global Fund, L.P., Silvercrest Small Cap Fund, L.P., and Silvercrest Special Situations Fund, L.P. are subject to a 1.35% management fee payable quarterly in advance and a 10% annual performance allocation, subject to a loss carryforward. Investors in Silvercrest Global Opportunities Fund, L.P. and Silvercrest Global Opportunities Fund (International), Ltd. are subject to a 1.25% management fee payable monthly in advance and a 10% annual performance allocation, subject to a loss carryforward and a 10% hurdle rate. Investors in Silvercrest International Equity Fund, L.P. are subject to a 0.30% management fee and a quarterly accounting fee in an amount equal to the greater of 0.18% and $25,000, in each case payable quarterly in advance. Investors in Silvercrest Market Neutral Fund and Silvercrest Market Neutral Fund (International) are subject to a 0.25% management fee payable monthly in advance and a 10% annual performance allocation, subject to a loss carryforward. Investors in Silvercrest Municipal Advantage Portfolio A LLC are subject to a 1% or 1.5% management fee

(depending on the date of investment) payable quarterly in arrears. Investors in Silvercrest Municipal Advantage Portfolio P LLC are subject to a 0.80% or 0.75% management fee (depending on the amount invested) payable quarterly in arrears. Investors in Silvercrest Municipal Special Situations Fund II LLC and Silvercrest Municipal Special Situations Fund, LLC are subject to a 0.75% management fee payable quarterly in arrears and a 10% annual performance allocation, subject to a loss carryforward and a 5% hurdle rate. Investors in Silvercrest Select Growth Equity Fund, L.P. are subject to a 1% management fee payable quarterly in advance. Investors in Silvercrest Strategic Opportunities Fund, L.P. are subject to a 0.5%) management fee payable monthly in advance and a 2% annual performance allocation, subject to a loss carryforward. Note that all fees are expressed annually.

•	Each fund commenced operations as of the following dates:

Silvercrest Emerging Markets Fund, L.P.—October 2004

Silvercrest Emerging Markets Fund (International), Ltd.—October 2004

Silvercrest Hedged Equity Fund, L.P.—September 2003

Silvercrest Hedged Equity Fund (International), Ltd.—September 2003

Silvercrest Global Fund, L.P.—January 1991

Silvercrest Small Cap Fund, L.P.—October 1996

Silvercrest Special Situations Fund, L.P.—January 1993

Silvercrest Global Opportunities Fund, L.P.—September 2008

Silvercrest Global Opportunities Fund (International), Ltd.—June 2008

Silvercrest International Equity Fund, L.P.—January 2001

Silvercrest Market Neutral Fund—August 2003

Silvercrest Market Neutral Fund (International)—August 2003

Silvercrest Municipal Advantage Portfolio A LLC—May 2006

Silvercrest Municipal Advantage Portfolio P LLC—September 2006

Silvercrest Municipal Special Situations Fund II LLC—January 2006

Silvercrest Municipal Special Situations Fund, LLC—January 2006

Silvercrest Select Growth Equity Fund, L.P.—January 1999

Silvercrest Strategic Opportunities Fund, L.P.—February 2004

•	As of March 31,2012, the net asset value of each fund was as follows (rounded to the nearest million):

Silvercrest Emerging Markets Fund, L.P. and Silvercrest Emerging Markets Fund (International), Ltd.—$28,000,000

Silvercrest Hedged Equity Fund, L.P. and Silvercrest Hedged Equity Fund (International), Ltd.—$53,000,000

Silvercrest Global Fund, L.P.—$ 176,000,000

Silvercrest Small Cap Fund, L.P.—$47,000,000

Silvercrest Special Situations Fund, L.P.—$84,000,000

Silvercrest Global Opportunities Fund, L.P. and Silvercrest Global Opportunities

Fund (International), Ltd.—$13,000,000

Silvercrest International Equity Fund, L.P.—$47,000,000

Silvercrest Market Neutral Fund, L.P. and Silvercrest Market Neutral Fund

(International), Ltd.—$8,000,000

Silvercrest Municipal Advantage Portfolio A LLC and Silvercrest Municipal

Advantage Portfolio P LLC—$121,000,000

Silvercrest Municipal Special Situations Fund II LLC—$138,000,000

Silvercrest Municipal Special Situations Fund, LLC—$116,000,000

Silvercrest Select Growth Equity Fund, L.P.—$50,000,000

Silvercrest Strategic Opportunities Fund, L.P.—$4,000,000

•

Silvercrest Global Opportunities Fund (International), Ltd., Silvercrest Market Neutral Fund, Silvercrest Market Neutral Fund (International), and Silvercrest Strategic Opportunities Fund, L.P. are currently in liquidation. The other funds are generally open to accepting subscriptions.

•	The Company does not invest any of the capital in the separate accounts that it manages in the Company’s private funds.

•	As of March 31, 2012, $489 million or 4% of the Company’s total assets under management were owned by principals and employees of the Company.

Our Market Opportunity, page 83

Overview, page 83

66. Please disclose the source of the data serving as a basis for your market position.

Response: The Company relies on Cerulli Associates as the basis for its market position and has revised the disclosure on page 92 of the Registration Statement to reflect such information.

Acquired Growth, page 87

67. With a view towards disclosure, please tell us where you are in the process of establishing offices in the three geographic regions noted in your disclosure, and to the extent that this process has not yet began, qualify your office expansion disclosure by categorizing it as a short term or long term growth strategy plan, as the case maybe.

Response: The Company is actively seeking opportunities in three geographic regions, but is not actively pursuing any specific target at this time. The Company categorizes its expansion efforts as a short-term growth strategy plan. In response to the Staff’s comment, the Company has revised language on page 96 of the Registration Statement to reflect that the Company is pursuing this short-term growth strategy plan with respect to office expansion.

Our Business Model, page 88

68. Please expand your disclosure at the end of the second paragraph to explain what it means to “institutionalize [y] our ultra-high net worth clients relationships.”

Response: The Company has revised the language on page 97 of the Registration Statement to clarify that the Company takes advantage of economies of scale to service the needs of its ultra-high net worth clients.

Outsourced Manager Selection, page 92

69. To the extent relevant, please discuss the fee arrangement you have in place with the outsourced managers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 101 and 102 of the Registration Statement.

Management, page 97

70. For each member of the board, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K. With respect to Mr. Gerard’s business experience during the past five years, please identify the time period during which he was the Chief Financial Officer of Brand Connections, LLC.

Response: In response to the first part of the Staff’s comment, the Company has revised the language in the Registration Statement on pages 106 and 107. In response to the second part of the Staff’s comment, the Company has revised page 106 of the Registration Statement to reflect the fact that Mr. Gerard served as Chief Financial Officer of Brand Connections, LLC from December 2008 to November 2009.

Risk Considerations in our Compensation Program, page 106

71. Please provide brief background information about the Pershing Advisor Council, The Bower Group and the Moss Adams Adviser Compensation and Staffing Study.

Response: The Company relies on the advice, reports and surveys of the Pershing Advisor Solutions LLC, The Bower Group Inc. and IN Adviser Solutions. Pershing Advisor Solutions LLC, along with its parent, Pershing LLC and The Bank of New York Mellon Corporation, offers clients with a highly customized approach to understanding the registered investment adviser business, and a comprehensive range of institutional-quality global solutions to help meet demand. The Bower Group Inc. provides international consulting services to a range of clients comprising public or private companies and, selectively, individuals. The Moss Adams Adviser Compensation and Staffing Study is prepared by Pershing Advisor Solutions LLC, Moss Adams LLP and IN Adviser Solutions. Hundreds of advisory firms take part in the Moss Adams Adviser Compensation and Staffing benchmark study to determine which advisory firms are financially successful, in part, because they excel at effectively managing their human capital.

Employment Agreements, page 107

72. Please file Messrs. Campbell’s and Gerard’s employment agreements as exhibits to the registration statement or otherwise tell us why you would not be required to do so.

Response: The Company acknowledges the Staff’s comment; however, it does not believe including the employment agreements of Messrs. Campbell and Gerard will be beneficial or material to investors because those employment agreements have been terminated.

Deferred Equity Units and Performance Units, page 109

73. Please confirm that Silvercrest Asset Management LLC is indeed the entity which granted the bonus compensation for performance during year 2009. We note that Silvercrest Asset Management LLC does not appear in your organization chart found on page 6 of the filing.

Response: The Company confirms that SAMG LLC is the entity which granted the bonus compensation for performance during 2009. The Company has revised the language on page 117 of the Registration Statement to reflect the correct name of the entity.

Certain Relationships and Related Party Transactions, page 116

Management Fees, page 116

74. Please expand your disclosure to provide the dollar value of the amount of the related persons’ interest resulting from the investment management agreements. Refer to Item 404(a)(4) of Regulation S-K. In addition, please ensure that your disclosure here is consistent with the Note 14 disclosure on page F-27 to the consolidated financial statements. Please tell us what consideration you have given to filing the investment management agreements as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-28 of the Registration Statement. In response to the last sentence of the Staff’s comment, the Company does not believe that filing the investment management agreements as exhibits to the Registration Statement is useful information for a potential investor. The investment management agreements that are entered into with related parties are the same as those entered into with the Company’s clients. Further, the investment management agreements are terminable at-will and have no material terms outside the ordinary course of the Company’s business.

Underwriting, page 131

Over-Allotment Option, page 131

75. Please reconcile your disclosure that Mr. Cochran has granted the underwriters the over-allotment option with your statement here that you “will be obligated to sell these shares of Class A common stock to the underwriters to the extent the over-allotment option is exercised.” This disclose also appears inconsistent with your over-allotment disclosure elsewhere in the prospectus. Please advise or revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Registration Statement.

Index to Financial Statements, page F-l

76. Please include updated financial statements and corresponding financial information in the Form S-l for Silvercrest L.P. and MW Commodity Advisors, LLC. Refer to Item 11(e) of Form S-l and Article 3-12(b) of Regulation S-X for guidance.

Response: The Company has included updated financial statements and corresponding financial information in the Form S-l for Silvercrest L.P. as of and for the three months ended March 31, 2012 and for the three months ended March 31, 2011. The Company acknowledges the Staff’s comment in relation to MW Commodity Advisors, LLC, and has concurrently with this confidential filing, submitted to the Office of Chief Accounting of the Division of Corporate Finance a request for waiver to provide unaudited quarterly financial data for MW Commodity Advisors, LLC.

Silvercrest Asset Management Group Inc., page F-5

77. Please disclose the date of your fiscal year end. We note that you were formed as a Delaware corporation on July 11, 2011. To the extent that your fiscal year end has already occurred, please include an audited balance sheet as of your fiscal year end, including the required footnote disclosures. Please refer to Item 11(e) of Form S-l and Rules 3-01 and 3-12 of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-5 of the audited balance sheet of the Company as of May 11, 2012. There were no assets, liabilities, or equity of the Company as of December 31, 2011 and it was not capitalized until May 10, 2012. Thus, no balance sheet is provided as of its fiscal year end.

Silvercrest L.P.

General

78. Prior to the date of the offering, Silvercrest L.P. will make a cash distribution to existing partners of previously undistributed earnings per your disclosures on page 48. Please tell us what consideration you gave to SAB Topic 1:B.3 in regards to providing pro forma per share data regarding these distributions.

Response: The Company has responded to this question as part of its response to comment 43 above.

Consolidated Statements of Financial Condition, page F-7

79. We note that in April 2007, Vulcan Wealth Management LLC (Vulcan) acquired interests in Silvercrest Asset Management Group LLC (SAMG LLC), your subsidiary. However, no non-controlling interest has been recognized in your consolidated financial statements. Please separately present Vulcan’s non-controlling interest in SAMG LLC in all of your consolidated financial statements. Or, please provide a more comprehensive discussion about the restructuring transactions that occurred on January 1, 2009, including your accounting for those transactions.

Response: As disclosed in Note 1 on page F-12 of the Registration Statement, the Company completed a reorganization of Silvercrest L.P. effective January 1, 2009. Pursuant to this reorganization, each of the members of SAMG LLC (including Vulcan) contributed their limited liability company interests in SAMG LLC to Silvercrest L.P. in return for limited partnership interests in Silvercrest L.P. and Silvercrest GP LLC, such that immediately after giving effect to such issuance each member’s percentage ownership of the aggregate limited partnership interests was equal to its ownership interests immediately prior to such issuance, but reduced pro rata to take into account the 1% interest in Silvercrest L.P. owned by Silvercrest GP LLC, the general partner of Silvercrest L.P. As a result of the reorganization, SAMG LLC became a wholly owned subsidiary of Silvercrest L.P.

The reorganization was accounted for as a transaction between entities under common control pursuant to the guidance of ASC 805-50-15-6 and the carrying value of the interests contributed to Silvercrest L.P. were initially recognized at their historical carrying amounts in accordance with the guidance of ASC805-50-30-5. In response to the Staff’s comment, the Company has revised the Registration Statement on page F-12.

2. Summary of Significant Accounting Policies, page F-12

Basis of Presentation and Principles of Consolidation, page F-12

80. We note your disclosures regarding your consolidation policy. It is unclear from these disclosures the process you undertake to assess each of the funds in which you are the general partner and/or manage through a contract. Please revise your disclosure to clarify, if correct, that you first assessed each fund to determine whether the fund meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. To the extent that you determined any of your funds or any other entity in which you have an ownership or contractual relationship with meets the definition of a VIE, please disclose this fact and provide the disclosures in ASC 810-10-50, as applicable. For those funds that you determined do not meet the definition of a VIE, please clarify that these funds are considered voting interest entities (VoIE) in which the rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Please refer to ASC 810-20-15-1—15-3, 810-20-25-1—25-20, and 810-20-45-1, 810-20-55-1—55-16 for guidance. Please disclose which funds are consolidated under the VoIE model and those that are reflected in the consolidated financial statements under the equity method of accounting.

Response: The initial step in the Company’s determination of whether a fund for which the indirect subsidiary of the Company is the general partner is required to be consolidated is to assess whether the fund meets the definition of a variable interest entity (VIE) pursuant to the provisions of ASC 810-10-15-14. None of the funds for which the Company is the general partner, for any of the periods presented, meet the definition of a VIE as the total equity at risk of each fund is sufficient for the fund to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

These funds are considered voting interest entities (VoIE) in which the limited partners have substantive “kick-out” rights that provide ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause.

The “kick-out” rights are considered to be substantive pursuant to the provisions of ASC 810-20-25-8, since the general partner and the adviser for each fund can be removed by the vote of a simple majority of the unaffiliated limited partners and there no significant barriers to the unaffiliated limited partners ability to exercise these rights in that among other things (i) there are no conditions or timing limits on when the rights can be exercised, (ii) there are no financial or operational barriers associated with replacing the general partner, (iii) there are a number of qualified replacement investment advisors that would accept appointment at the same fee level, (iv) each fund’s documents provide for the ability to call and conduct a vote and (v) the information necessary to exercise the “kick-out” rights and related vote are available from the fund and its administrator.

All of the funds for which the Company is the general partner have substantive “kick-out” rights and no funds were consolidated as of March 31, 2012, December 31, 2011, 2010 or 2009. The Company accounts for its investment in such funds using the equity method of accounting pursuant to ASC810-20- for which the indirect subsidiary of the Company serves as the general partner.

The Company has modified the disclosure on pages F-12 and F-13 to clarify the description of its consolidation assessment process. As discussed in the response to comment 45 above, the Company believes that, currently, there is no single private fund that is material to the business of the Company and the 10% threshold requirement of Rule 4-08(g) of Regulation S-X has not been satisfied, therefore, the Company does not believe that disclosing the funds that were accounted for under the equity method will be useful to an investor.

Segment Reporting, page F-12

81. We note that you have determined that your operations comprise of one operating segment. We further note that you earn revenues by providing financial advisory services to ultra-high net worth individuals and institutional investors; family office services to ultra-high net worth individuals; managing a portfolio of proprietary funds; and managing non-proprietary funds. We further note your disclosures on page 66 in which you note that your fee schedules vary among your investment strategies and that you earn lower fees from separately-managed accounts and advised funds. As such, please provide us with the following information:

•	Tell us who your chief operating decision maker is and how you made this determination pursuant to ASC 280-10-50-5;

•	Tell us whether discrete financial information is prepared at a lower level than your current operating and reportable segments and explain to us who utilizes this information and for what purpose;

•	Provide to us the name, title, and job description of each person that reports to the chief operating decision maker;

•

Given the differences noted above, please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at the consolidated level; and

•	If you aggregate reporting units for purposes of testing goodwill for impairment, please tell us how you determined this was appropriate based on ASC 350-20-35-35.

Response: As the Staff has noted, the Company earns revenues by providing various services to ultra-high net worth individuals and institutional investors such as portfolio management, investment advisory services to both proprietary and non-proprietary funds, and family office services. While these services vary in nature, they are all integrated as part of wealth management services to clients by the Company as opposed to being separate and distinct businesses.

In further response to the Staff’s comment, the Company respectfully provides the following information:

•

The Company’s chief operating decision maker is Mr. Cochran, the Company’s Chief Executive Officer. Mr. Cochran is responsible for overseeing all of the Company’s business. Under ASC 280-10-50-5, the chief operating decision maker is defined as being the person or function charged with the allocation of resources and the assessment of performance of the segments of a public entity. Mr. Cochran has the authority to perform, and is performing, such functions.

•

There is no discrete financial information that is prepared at a lower level than the Company’s current operating and reportable segment. Operating results at lower levels than the Company’s reportable segment are not available.

•

The Company has supplementally provided a list of all persons, including their job titles and functions that report directly to the Company’s chief operating decision maker and respectfully requests confidential treatment with respect to the enclosed list.

•

For purposes of assessing performance and allocating resources, the Company’s chief operating decision maker regularly reviews reports that provide categories of financial information in total for the Company such as: (i) monthly consolidated profit and loss data inclusive of revenue by type of service; (ii) quarterly revenue estimates inclusive of revenue by type of service; (iii) quarterly consolidated income statement data inclusive of revenue by type of service; and (iv) quarterly consolidated balance sheet data. Additionally, the chief operating decision maker consistently approves the Company’s budgeted and forecasted income statement and balance sheet data at a total company level only.

•	The Company did not aggregate any operating segments for purposes of testing goodwill for impairment. The Company only has one reporting segment.

Business Combinations, page F-13

82. Please expand your accounting policy in to clarify (a) what factors you consider for classifying contingent earn-out payments as part of the purchase price rather than compensation, and (b) how you reflect the settlement of contingent earn-out payments in your consolidated statements of cash flows. For each acquisition completed during the three years presented, please provide us with your analysis and accounting for the contingency consideration. If you believe the contingent consideration for one or more acquisitions is immaterial, please provide us with your materiality analysis.

Response: In response to the Staff’s comment, the Company revised its disclosure on page F-14 of the Registration Statement to expand on its disclosure regarding its accounting policy to include (i) the factors the Company considers in classifying contingent earn-out payments as part of the purchase price and (ii) how earn-out payments are reflected in the consolidated statements of cash flows.

The only acquisition the Company has completed during the three years presented is the acquisition of certain assets of Milbank Winthrop and Company (“Milbank”) on November 1, 2011. In determining its accounting treatment for the contingent consideration associated with that acquisition, the Company considered the factors contained in ASC 805-10-55-25 and concluded that the contingent consideration is part of the exchange for Milbank and not compensation primarily based on the following:

•

the contingent payments are not tied to or contingent upon continued employment. The termination of employment by a former Milbank employee who became an employee of the Company upon closing of the transaction would have no impact on the contingent consideration that is required to be paid to Milbank; and

•	the compensation paid to the former Milbank employees is consistent with other key employees of Silvercrest L.P.

Partner Distributions, page F-15

83. Please expand upon your accounting policy to clarify what incentive allocations are, how the amount is determined, and when the amounts are recognized. Please also explain how you determined these amounts represent capital distributions rather than compensation expense. Please provide us with the specific reference to the authoritative literature that supports your accounting.

Response: In response to the Staff’s comment, the Company revised its disclosure on page F-15 of the Registration Statement to expand on the disclosure of its accounting policy in relation to incentive allocations. Pursuant to the amended and restated partnership agreement of Silvercrest L.P., incentive allocations shall be distributed to limited partners in amounts determined by the general partner and approved by a vote of the partners. The partnership agreement stipulates that the incentive allocations be treated as distributions in the year with respect to which such incentive allocations are paid. Upon the vote of the partners, which is subsequent to the close of the fiscal year of Silvercrest L.P., the incentive allocations are accrued as a liability until they are paid. In the event there is insufficient distributable cash flow to make distributions, the general partner in its sole and absolute discretion can determine not to make any distributions required under the partnership agreement. While there is no specific authoritative literature regarding incentive distributions to limited partners, the Company considered the views identified in the October 15, 2007, Emerging Issues Task Force Agenda Committee Report, Proposed Issue – “Determining Whether Payments to Incentive Distribution Rights Holders in Master Limited Partnerships Represent Equity Distributions or Compensation Expense”. The Company has determined its accounting based on the considerations discussed in both View B: Payments to IDR holders in MLPs represent equity distributions and View C: Payments to IDR holders in MLPs should be accounted for in accordance with the substance of the arrangement.

Consistent with View B, the Company believes that incentive distributions to its partners represent equity distributions that reflect a return on the investment made by the them. This equity distribution reflects both the capital invested by them in the partnership and the risks taken by them. The Company’s partners are attempting to maximize the value of their capital contributions and the partnership’s assets and the cash flows associated with those assets. The partners who most significantly contribute to Silvercrest L.P.’s earnings are rewarded for their efforts though these discretionary incentive allocations.

The Company also considered the guidance related to non-public investment partnerships in AICPA Statement of Position 95-2, Financial Reporting by Nonpublic Investment Partnerships, in which AcSEC concluded that the accounting for payments to General Partners should conform to the structure of the partnership agreement because definitive guidance could not be issued without deliberation of broader partnership issues.

The Company also considered View C which indicates that payments to the partners represent a return of capital invested by the partner as well as compensation for services provided by the partner. All of the Company’s employee partners receive a salary that compensates them for services that are rendered to Silvercrest L. P. that is separate and distinct from the incentive allocations which further supports the treatment of the incentive allocations as equity distributions under the Company’s current organizational structure.

Revenue Recognition, page F-15

84. For your investment advisory fees, please clarify how you determine the value of assets used to determine the amount of revenue earned (e.g., the average of total assets under management for the quarter, the total assets under management as of the beginning or end of the quarter, the amount of capital contribution, et cetera) by type of asset managed (i.e., separate accounts, proprietary funds, and sub-advised/non-proprietary funds). We note that 56% of your separately managed account assets are managed in your proprietary investment strategies. To the extent that you reduce or forfeit your investment advisory fee for the portion of the assets invested in your proprietary funds for which you earn management fees, or vice versa, please disclose this fact along with the amount of fees forfeited.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-16 of the Registration Statement. The Company does not invest its own assets in any of its funds; therefore, it does not reduce or forfeit its investment advisory fees for a portion of assets invested in its funds.

85. Please expand your accounting policy for recognizing performance based revenue to clarify that you do not recognize revenue until the contingency has been resolved, if correct. Please refer to your disclosure on page 65. Please also clarify when the contingency resolution is typically met (e.g., at the end of the quarter, at the end of each annual period, once the fund is liquidated).

Response: The Company revised its disclosure on page F-16 of the Registration Statement to expand its accounting policy for recognizing performance based revenue to clarify that it does not recognize revenue until the contingency has been resolved. In response to the Staff’s comment, performance fee contingencies are typically resolved at the end of each period, which is measured annually.

86. Please tell us if you receive performance-based fees prior to the contingency resolution. To the extent that you do, please provide disclosures regarding how you account for these payments and the amounts recognized for each period presented.

Response: The Company does not receive performance-based fees prior to the contingency resolution.

3. Acquisition, page F-17

87. Please disclose the number of units issued to Milbank as part of the acquisition. If a specific number of units were not issued but rather a percentage of ownership of Silvercrest L.P., please disclose the percentage. Please also disclose the estimated enterprise value based on your discounted cash flow and guideline company valuation methodologies.

Response: The Company revised its disclosure on page F-18 of the Registration Statement to disclose the number of units issued to the Milbank principals as part of the acquisition. The Company believes that its disclosures, as revised, with regard to the number of equity instruments issued, the fair value of those equity interests and the method used to determine the fair value of those equity interests is consistent with ASC805-30-50-1(b)(4) and that the estimated enterprise value of the Company used to determine the per unit value of the units issued is not a required disclosure pursuant to ASC805-30-50. Supplementally, the Company discloses to the Staff that the enterprise value of the Company utilized to determine the per unit value was $111,500,000.

88. Please clarify whether the assessment of the fair value of the assets and liabilities acquired from Milbank on November 1, 2011 has been finalized. If the assessment is preliminary, please provide the disclosures required by ASC 805-10-50-6.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-18 and F-19 of the Registration Statement.

89. Please provide the information required by ASC 805-30-50-4.a for all outstanding contingent consideration agreements. Please ensure that your disclosures clearly explain to investors the amount of contingent consideration recognized as a liability at the acquisition date and within the measurement period versus the amount recognized due to the remeasurement of the fair value of the payments through your statement of income. Finally, for the payments made during the three fiscal years presented, please disclose how those payments were reflected in the consolidated statements of cash flows.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages F-14 and F-26 of the Registration Statement to add “Contingent Consideration” disclosure. As discussed in the response to comment 82 above, the only acquisition the Company completed during the three years presented in the Registration Statement is the Milbank acquisition. All contingent purchase price payments made during the three years ended December 31, 2011 relate to acquisitions completed prior to January 1, 2009 and therefore are recorded when the contingency is resolved pursuant to the provisions of paragraph 28 of Statement of Financial Accounting Standards No. 141, “Business Combinations.”

4. Investments and Fair Value Measurements, page F-19

90. We note that you entered into derivative contracts to mitigate exposure between the values of investor redemptions and actual proceeds received. Please provide us with a more comprehensive understanding as to the facts and circumstances surrounding your decision to enter into these derivative contracts. Please tell us whether you are required to fund such differences and how any requirement and/or decision to fund impacted your assessment of the consolidation guidance, including specific reference to the authoritative literature that supports your conclusion. As part of your response, please also provide us with a detailed explanation for the $1.1 million client reimbursement recognized during fiscal year 2009 and the $827,000 of fund redemption costs recognized during fiscal year 2011.

Response: The Company respectfully directs the Staff to its response to comment 52 for a discussion of the derivative contracts and fund redemption costs recognized in fiscal year 2011. The $1.1 million client reimbursement recognized during fiscal year 2009 relates to payments made (the “Subject Payments”) to four affiliated investors (the “Affiliated Investors”) in one of SAMG LLC’s funds of funds. The fund had received redemption requests from investors (including the Affiliated Investors) for year-end 2008. Between year-end and the date the redemption payments were made, an investment was made which resulted in losses to the fund. The Subject Payments covered the Affiliated Investors for their share of the investment losses between year-end and the date redemption payments were made. SAMG LLC was not required to make the Subject Payments or the payments discussed in the response to comment 52. SAMG LLC made a business decision to make these payments.

7. Goodwill, page F-22

91. We note that you have recognized adjustments to earnouts through goodwill. Please tell us the acquisitions that these adjustments relate to and the date of the corresponding acquisition. In this regard, please note the guidance in ASC 805-30-35-1 regarding changes to the fair value of contingent consideration outside of the measurement period for acquisitions completed on or after January 1, 2009.

Response: The purchase price adjustments that are part of the Company’s goodwill disclosure in 2011 and 2010 relate to the acquisition of Marathon Capital Group, LLC which was completed on October 3, 2008. This transaction was completed prior to the effective date of ASC 850 “Business Combinations.”

11. Commitments and Contingencies, page F-24

Partners’ Interests and Options Granted, page F-25

92. Please disclose the percentage ownership interest Vulcan acquired in SAMG LLC in 2007 for $10 million.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-25 of the Registration Statement to disclose the percentage ownership interest Vulcan acquired in SAMG LLC in 2007 for $10 million.

13. Notes Receivable From Partners, page F-26

93. Please expand upon your disclosure regarding the forgiveness of notes receivable in connection with the termination of partners to clarify if the corresponding partners’ capital was forfeited or if additional compensation expense was recognized.

Response: The Company has revised its disclosure on page F-27 of the Registration Statement to expand upon its disclosure regarding the forgiveness of notes receivable in connection with the termination of partners to clarify that the corresponding partners’ capital was forfeited.

17. Equity-Based Compensation, page F-29

94. Please revise your disclosures to provide the information required by ASC 718- 10-50-2. c.—50-2. e. for the equity-based compensation granted. Please consider providing the disclosures, to the extent appropriate, in a table format.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page F-30 of the Registration Statement.

19. Soft Dollar Arrangements, page F-31

95. Please provide a more comprehensive disclosure regarding your soft dollar arrangements, including what a soft dollar arrangement is. Please refer to your disclosures on page 95. In this regard, it is unclear what you mean by your statement, “the Company does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with brokers.” Further, please clarify your statement that you do not incur any liability for the research and other services provided because you are utilizing the soft dollar credits provided from the broker-dealers you have selected to execute trades on your behalf. Finally, please disclose the value of the soft dollar credits you have utilized during each period presented to allow an investor to understand the potential impact if such arrangements were no longer permissible.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page F-31 of the Registration Statement regarding its soft dollar arrangements disclosed as part of the audited consolidated financial statements of Silvercrest L.P. and its subsidiaries for the three years ended December 31, 2011, December 31, 2010, and December 31, 2009.

Independent Auditors’ Report, page F-84

96. Please request that Fulvio & Associates, LLP provide you with an appropriately dated report for their audit as of and for the fiscal year ended December 31, 2011, for MW Commodity Advisors, LLC.

Response: The Company acknowledges the Staff’s comment and confirms that Fulvio & Associates, LLP provided the Company with an appropriately dated report for their audit as of and for the fiscal year ended December 31, 2011 for MW Commodity Advisors, LLC. The Company has amended the date in its Registration Statement.

Part II—Information Not Required In the Prospectus, page II-1

Signatures, page II-4

97. Once publicly filed, please ensure that the registration statement is also signed by the company’s controller or its principal accounting officer. Refer to Instruction 1 to Signatures in Form S-l.

Response: The Company confirms that once publicly filed, the Registration Statement will be signed by the Company’s principal accounting officer. The Company has revised the signature page to the Registration Statement in response to the Staff’s comment.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 649-0623 or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ David J. Campbell
David J. Campbell General Counsel

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)

Christina E. Melendi (Bingham McCutchen LLP)

David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)